U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                       S.E.C. File Number 1-106
                                                       Cusip Number 551137102


(Check One):______ Form 10-K and From 10-KSB _____ Form 20-F X Form 11-K ______ Form 10-Q and Form 10-QSB ______ Form N-SAR

For period ended                 December 31, 1997

______  Transition  Report on Form 10-K  ______  Transition  Report on Form 20-F
______  Transition  Report on Form 11-K  ______  Transition  Report on Form 10-Q
______  Transition Report on Form N-SAR

For the Transition Period ended _____________________________________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the  notification  relates to portion of the filing  checked  above,
identify       the       Items(s)      to      which      the       notification
relates:______________________________________________________________


                                      PART I
                             REGISTRANT INFORMATION

         Full name of registrant                     Lynch Corporation
         Former name if applicable

                            401 Theodore Fremd Avenue
         Address of principal Executive Office (Street and Number)

         City, State and Zip Code                   Rye, NY 10580


                                     PART II
                             RULES 12b-25(b) and (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

       (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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       (b) The subject annual report,  semi-annual report,  transition report on
Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date, and

       (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, and Form 10-KSB, 11-K, 20-F, 10-Q and Form 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The subject Form 11-K relates to the Annual Report for the fiscal year ended December 31, 1997 for the Lynch Corporation 401(k) Savings Plan ("Plan") and was not filed timely due to delays in preparing the required financial statements as a result of administrative delays.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

         Joseph H. Epel                                   914/921-7601
           (Name)                               (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         Yes      X    No

Form 11-K relating to the Annual Report for fiscal year ended December 31, 1996

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                         Yes      X    No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              Lynch Corporation
                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date June 30, 1998                                By s/Joseph H. Epel
                                                       Joseph H. Epel, Treasurer